551 Fifth Avenue · Suite 300
New York, NY 10176
Telephone: 212-297-9871
Facsimile: 866.422.0963
e-mail: jim.lusk@abm.com
James S. Lusk
Executive Vice President
and Chief Financial Officer
November 20, 2009
VIA EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Jessica Barberich, Assistant Chief Accountant

Re:	ABM Industries Incorporated Form 10-K as of October 31, 2008 Filed on December 22, 2008 File No. 001-08929
Ladies and Gentlemen:
On behalf of ABM Industries Incorporated (the “Company” or “ABM”), this letter responds to comments raised by the staff (the “Staff”) of the Securities and Exchange Commission in a letter dated October 30, 2009 with respect to the above-referenced filing. All references to years made in the responses are based on the Company’s fiscal year that ends on October 31 and all references to the Company’s Form 10-K refer to the Company’s Annual Report on Form 10-K for fiscal year ended October 31, 2008, filed on December 22, 2008. For your convenience, our responses are keyed to the comments in the Staff’s letter.
FORM 10-K FOR THE YEAR ENDED OCTOBER 31, 2008
Item 7- Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19.
Results of Continuing Operations, page 27

1.
You disclose that the decreases in janitorial revenues within the Northeast and Southeast regions were mainly due to reduced discretionary revenues from your financial institution customers. Please provide us with and consider disclosing in future filings a quantification of your exposure by geographic region and also by industry.

Response
The Company will consider disclosing revenues by geographic region in future filings. However, it should be noted that the Company’s chief operating decision maker, its chief executive officer, makes operating decisions and assesses performance based on the results of the Janitorial segment in total, not based on results of geographic regions.
The Company currently does not have systems in place to capture its revenues by industry type. However, since the Northeast and Southeast regions of the Janitorial segment have a significant concentration of financial institution customers within their respective customer base, the Company was able to review the individual revenues from its financial institution customers in these regions and determine the impact of reduced customer discretionary revenue within those regions.
The Northeast and the Southeast regions’ revenues decreased by $1.0 million and $8.1 million, respectively, during 2008 compared to 2007. Discretionary revenue from our financial institution customers in the Northeast region decreased by $9.2 million in 2008 compared to 2007, which was offset by revenue increases from non-financial institution customers of $8.2 million. Discretionary revenue from our financial institution customers in the Southeast region decreased by $10.9 million in 2008 compared to 2007.
Financial Statements and Notes
Note 1 — Basis of Presentation and Summary of Significant Accounting Policies, page 43
Allowance for Doubtful Accounts, page 44
2.
We note your accounting policy for your allowance for doubtful accounts. We also note your disclosure on page 23 that accounts receivable over 90 days past due increased by $23.4 million to $47.3 million at October 31, 2008 from $23.9 million at October 31, 2007. In light of the significant increase, please tell us how you determined that your allowance for doubtful accounts was adequate. You state that the allowance is typically estimated based on an analysis of the historical rate of credit losses or write-offs and specific customer concerns. You also note on page 10 that the current turmoil in the credit markets and financial services industry may cause delays in collections; to the extent that you do not expect historical rates to be reflective of expected future credit losses, tell us how you have adjusted your allowance for doubtful accounts accordingly.
Response
The Company acquired OneSource Services, Inc. (“OneSource”) on November 14, 2007, which increased gross accounts receivables by $94.7 million. Additionally, the OneSource acquisition increased the Company’s revenues by $817.5 million for the year ended October 31, 2008. The Company’s gross accounts receivable over 90 days past due increased by $23.4 million to $47.3 million at October 31, 2008 from $23.9 million at October 31, 2007. Approximately $11.4 million, or 48.7%, of this increase was related to services provided by OneSource and the uncollected portion of the acquired gross accounts receivables. The remaining $12.0 million of the increase in gross accounts receivable over 90 days past due was primarily a result of increases in revenues in all operating segments as a result of new business and the expansion of services to existing customers.
As of October 31, 2008, the allowance for doubtful accounts of $12.5 million was comprised of $3.8 million of specific reserves and $8.7 million of bad-debt reserves and sales allowance. Each of the components of the allowance for doubtful accounts was determined as follows:
Specific Reserves
The Company’s specific reserve analysis is determined based on a detailed review of customer accounts with balances greater than 180 days past due and for all customers that are presently in bankruptcy or with which we are in litigation. Additionally, we review all existing balances with former customers of the Company. The analysis to determine a specific reserve is based upon various factors, including reviews by in-house counsel (for customers in bankruptcy or in litigation) and takes into account historical payment trends from the Company’s collections department. All amounts determined to be uncollectible, based on the individual facts and circumstances related to the account, are specifically reserved for. Additionally, the Company writes off all accounts receivable balances greater than 360 days past due, excluding amounts determined to be collectible based upon specific individual circumstances.
Bad-debt Reserves
The bad-debt analysis performed at October 31, 2008 analyzed the three and five year averages of actual write-offs, excluding specific reserves. Based on this analysis, the Company concluded that a 0.5% reserve of gross accounts receivable was reasonable and appropriate.
Sales Allowance
The Company’s sales allowance analysis is estimated based on a review of historical credit memos, net of invoice re-bills, as a percentage of gross accounts receivable. Credit memos are issued primarily for vacancy credits, concessions, disputed charges, and billing errors. The sales allowance analysis performed at October 31, 2008, which was based upon an analysis of actual credit memos issued for a two-year period ended August 31, 2008, concluded that a 1.0% reserve of gross accounts receivable was reasonable and appropriate as of October 31, 2008.
The results of the Company’s analysis of the components of the allowance for doubtful accounts at October 31, 2008 resulted in an allowance of $12.5 million, an increase of $6.1 million, or 95.4%, compared to the $6.4 million recorded at October 31, 2007. The increase was primarily attributable to the acquisition of OneSource. Additionally, as of October 31, 2008 and 2007, the allowance for doubtful accounts represented 2.6% and 1.8%, respectively, of the gross accounts receivable.
As described in Item 1A. Risk Factors in the Company’s Form 10-K, the Company noted that the then-current turmoil in the credit markets and financial services industry might impact the Company’s ability to collect receivables on a timely basis and might negatively impact cash flows. This specific risk was included as a risk factor since the Company believed that the then-current turmoil in the credit markets could cause the Company’s actual allowance for doubtful accounts to differ materially from what was estimated, since some customers might be unable to finance their working capital requirements. While this risk to the Company was identified, known risks were specifically reserved for and there was no evidence that historical trends were no longer reflective of expected future credit losses. Based on actual collections of accounts receivable during 2009, there have been no indicators that the allowance for doubtful accounts at October 31, 2008 was not appropriate.
Note 2 — Insurance, page 48
3.
We note that your self-insurance expense declined by approximately $23 million due to adjustments made to your reserve during 2008. Please describe the specific factors and assumptions that resulted in the reduced reserve balance.

Response
As described in Note 2 of the Notes to the Consolidated Financial Statements contained in Item 8, “Financial Statements and Supplemental Data” in the Company’s Form 10-K, the Company periodically evaluates its estimated claim costs and liabilities for self-insurance reserves, primarily related to workers compensation and general liability exposures. During 2008, the Company evaluated its self-insurance reserves on three separate measurement dates using the most recent claims and trending data available at each date. The Company uses third-party service providers to administer its claims. The case reserves for individual reported claims established by the third-party administrator and the amount of claims paid in any period are considered by management in establishing its best estimate of the required self-insurance reserves. Furthermore, the Company engages an independent actuary to develop a point estimate to assist in determining its self-insurance reserves. The Company consistently adjusts its self-insurance reserves to the point estimate after review and acceptance of the independent actuary’s work. The self-insurance reserves are recorded and adjusted on an undiscounted basis.
During 2008, the Company noted the continuation of favorable developments in its claims management process as well as the effects of favorable legislation in certain states, primarily in California, which made it appropriate to reduce reserves. Additionally, the Company’s third-party administrator increased its efforts to close out claims more quickly, which typically results in lower overall costs.
The Company also continued to experience the favorable impact of prior workers compensation reforms in California. Prior to the reforms of 2003 and 2004, the California workers compensation system was characterized by high insurance rates to employers and variability in benefits to injured workers. To address rising costs, a series of reforms were passed by the California Legislature. The reforms focused on, among other things, revising medical fee schedules, improving quality of care, encouraging medical utilization review, capping temporary disability benefits, and reducing the number and size of permanent disability awards. Following the implementation of reforms, from 2004 to 2008, the industry workers’ compensation claims cost benchmark was reduced by 65%. The reforms not only favorably affected claims incurred after 2004, but also favorably affected certain claims open at the time the reforms were enacted. Accordingly, as benefits of the reforms have become more readily measurable, estimates of the cost of settling these older claims have been reduced.
Additionally, internal loss control programs such as light duty/return to work, reduction of reporting lag time, and increased use of medical provider networks contributed to reducing the average cost of our claims.
Reduced claim costs, which the Company believes were driven by the continuing effects of California workers compensation reform and internal loss control efforts, were observed during 2008 in both its general liability and workers compensation programs claims in 2008. After analyzing the historical loss development patterns, comparing the loss development against benchmarks, and applying actuarial projection methods (including Paid and Reported Development and Bornhuetter-Ferguson methods), the Company and its independent actuary selected lower estimated ultimate losses for policy years 2006-2007 and prior for the evaluations performed during 2008, which resulted in a decline in the self-insurance reserves of $22.8 million in 2008. Throughout 2008, the Company and its independent actuary observed better-than-expected reported and paid loss emergence in the general liability and workers compensation programs. This better-than-expected emergence was primarily observed in policy years 2005-06 and 2006-07 for both programs. This observed emergence was the basis for management’s selection of lower estimated ultimate losses, and a reduction in the overall reserves established.

Note 8 — Other Commitments, pages 53-54
4.
We refer to your arrangement with International Business Machines Corporation (IBM) which includes $116.6 million of base fees and $6.3 million of deferred costs. We further note that you entered into several agreements subsequent to the original agreement effective October 1, 2006. Please describe in detail how you accounted for each component of the various agreements with IBM in each of the financial statements for fiscal years 2006, 2007 and 2008. Additionally provide us with the GAAP basis that supports your write-off of $6.3 million in deferred costs during 2008 particularly given that it appears that you have on-going commitments.

Response
The significant arrangements with International Business Machines Corporation (IBM) are summarized as follows:
  I. Master Professional Services Agreement, effective October 1, 2006
 II. Contract Change Request (Application Maintenance & Support), dated January 23, 2007
III. Contract Change Request (Statement of Work for J.D. Edwards Implementation), dated April 4, 2007
IV. Contract Change Request (OneSource Data Center), dated March 10, 2008
The discussion below summarizes the terms of these arrangements and the historical accounting for each.
I. Master Professional Services Agreement
On September 29, 2006, the Company entered into a Master Professional Services Agreement (“MSA”) pursuant to which outsourced substantially all of the Company’s information technology (“IT”) infrastructure and support services to IBM, including: (i) data center and server services, (ii) network services, (iii) VIP & workstation services, (iv) helpdesk services, and (v) application maintenance services. The MSA became effective October 1, 2006, and was scheduled to terminate in December 2013.
The base fee for these services was $116.5 million, consisting of annual service charges ($109.4 million) and transition costs (aggregating $7.1 million). The charges were subject to adjustment based upon (i) actual usage (Resource Units), (ii) inflation (Economic Changes Adjustments), and (iii) Benchmarking Review. The transition costs were billed during 2006 and 2007 and related to work necessary to prepare IBM to provide continuing services under the outsourcing arrangement (“Transition Services”) Transition Services included activities such as IBM hiring employees, developing transition plans, establishing connectivity, developing process and procedures, establishing a network operations center, migrating data and applications, etc..

Accounting in 2006
In 2006, the Company accounted for the MSA in three separate components: (i) severance charges, (ii) transition costs, and (iii) annual service charges.
Severance Charges
As part of the transition of IT services to IBM, 63 of ABM’s employees were scheduled to be transitioned to IBM for a period of six months, commencing October 1, 2006. Included in the transition costs discussed above was $0.9 million that IBM charged the Company in the fourth quarter of 2006 for separation benefits associated with these former employees. The Company recognized an expense of $0.6 million, consistent with the timing of such severance activities and the Company’s belief that such costs were subject to CON 6 (definition of a liability) and ASC 450 “Contingencies”.
Transition Costs
Transition costs billed by IBM during the fourth quarter of 2006 ($1.5 million) were expensed.
Annual Service Charges
The Company was charged $1.4 million in annual service charges in 2006 which were expensed.
Accounting in 2007
Reconsideration of Historical Accounting
In 2007, the Company reconsidered the accounting for costs under the MSA in order to account for the expected future benefit to be received throughout the term of the MSA.
Evaluation of MSA as One Unit of Accounting
The Company continued to believe that the Severance Costs discussed above were properly expensed as incurred since those costs approximated the benefits that the Company would have otherwise provided to separate the affected ABM employees. However, the Company believes that the other costs under the MSA (specifically the transition costs and annual service charges) should be accounted for as a single unit of accounting because:
a.
The MSA represents a single economic transaction — the outsourcing of ongoing IT services. (i.e., the Transition Services discussed above do not have economic substance separate from the continuing outsourced services, as Transition Services would only be incurred in contemplation of a continuing outsourcing relationship);

b.	The amounts stated in the contract for transition costs and annual service charges do not necessarily represent the relative fair value of those services; and

c.
Although not determinative to the Company’s accounting (but noted for purposes of correlation) the Company believes that, for revenue recognition purposes, a vendor would be required to treat the MSA as a single unit of accounting, as the Transition Services do not appear to meet the criteria for separation under ASC 605-25 “Multiple-Element Arrangements” or other revenue recognition models (e.g., SOP 81-1, SAB 101 or SAB 104).

Straight-Lining of Expense and Associated Deferral of Costs
The Company believes that the MSA represents a firmly-committed, executory contract (analogous to an operating lease under ASC 840-20 “Operating Leases”). ASC 840-20-25-1 provides that “If rental payments are not made on a straight-line basis, rental expense nevertheless shall be recognized on a straight-line basis unless another systematic and rational basis is more representative of the time pattern in which use benefit is derived...” Although the scheduled transition costs and annual service charges decrease over time, the service level under the MSA was expected to be consistent over time. Therefore, the Company determined that straight-line expense was best representative of the time pattern in which the benefit was expected to be derived. Accordingly, in 2007 the Company changed its accounting for the MSA to prospectively recognize expense on a straight-line basis over the term of the arrangement.
The Company deferred the difference between the amounts billed under the MSA for the period November 1, 2007 through 2007 (exclusive of the Severance Costs discussed above) and the associated straight-line expense.
Consideration of Whether Deferred Costs Represent “Assets”
The Company has considered whether the deferred costs meet the definition of an asset under CON6, and has concluded that the “probable future economic benefit” is represented by the Company’s legally enforceable right under a firmly-committed executory contract to consistent levels of outsourced IT services in the future with decreasing scheduled payments over time. The Company believes that its view is consistent with paragraph 31 of CON 6, which states “Rights to receive services of other entities for specified or determinable future periods can be assets of particular entities.”
Potential Adjustments to Annual Service Charges Accounted for Prospectively
The MSA also includes provisions to adjust for, among other things, (i) Resource Unit adjustments (designed to measure consumption of services), (ii) Economic Change Adjustments (designed to track inflation, as measured by the U.S. Employment Cost Index), and (iii) Benchmarking Reviews (market-studies conducted at ABM’s option during or after the third contract year). During 2007, ABM was billed $1.2 million, in the aggregate, for Resource Unit and Economic Change Adjustments, which were recorded as incurred.

Evaluation of Errors in 2006 Financial Statements
As a result of the 2007 reconsideration of our historical accounting for the MSA, the Company believes that there was a misstatement in its 2006 financial statements. The Company evaluated whether the misstatement was material by considering SAB 99, Materiality and SAB 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatement in Current Year Financial Statement. The Company concluded that the error (i.e., expensing $1.5 million in transition costs and $1.4 million in annual service charges in 2006 rather than the amortizing such costs on a straight-line basis over the remaining service term of the MSA) was not material.
Accounting in 2008
Evaluation of IBM’s Performance Resulted in Assessment of Impairment
As discussed above, services under the MSA included: (i) data center and server services, (ii) network services, (iii) VIP & workstation services, (iv) helpdesk services and (v) application maintenance services. During 2008, the Company assessed the services being provided by IBM under the MSA to determine whether the services provided and the level of support were in compliance with IBM’s obligations under the MSA and consistent with the Company’s strategic objectives. As a result of that assessment, the Company determined that a substantial portion of the future services to be received under the MSA would be transitioned away from IBM. Specifically, in the fourth quarter of 2008, the Company determined that all services would be discontinued, except for a portion of the data center and server services. It should be noted that the MSA was amended in the second quarter of 2009 in a manner consistent with the assumptions on which the 2008 accounting was based.
As noted earlier, the Company believes that the deferred costs associated with the MSA are an asset representing its rights to receive continued services from IBM under the MSA. Considering the Company’s intention to substantially curtail the services to be received under the MSA, the Company believes that, as of October 31, 2008, the expected future benefits of the remaining deferred charges was substantially diminished (i.e., it was no longer probable that the Company would continue to receive the full economic benefit of those deferred charges, and therefore, a portion of the deferred charges no longer met the definition of an asset under CON 6) and the deferred charges were impaired.
Impairment Was Measured and Recorded
The decision to substantially curtail the services under the MSA led the Company to disaggregate the associated deferred costs into two components: (i) the portion that was constructively abandoned, and (ii) the portion that was to be retained (related to the arrangement for ongoing data center and server services). The Company measured impairment (i.e., the amount ascribed to component (i)) by estimating the proportionate amount of services that were no longer expecting to receive under the amended arrangement. Accordingly, the Company wrote off approximately $6.3 million (of an aggregate remaining $7.3 million) of deferred costs related to the MSA.

II. Contract Change Request (Application Maintenance & Support), dated January 23, 2007
On January 23, 2007, the Company amended the MSA by entering into a Contract Change Request with IBM to outsource additional IT services (namely, maintenance and support services for our UNIX payroll system) between April 1, 2007 and October 31, 2010 for total consideration of $2.3 million. Consistent with the contractually-scheduled charges, the level of service under the agreement decreased over time (as users under our UNIX platform migrated to our planned JD Edwards platform during that period). Accordingly, amounts incurred under this arrangement were expensed as incurred.
III. Contract Change Request (Statement of Work for J.D. Edwards Implementation), dated April 4, 2007
On April 4, 2007, the Company entered into a Statement of Work agreement with IBM, executed under the MSA, for IBM to assist and support in the upgrade and consolidation of its accounting systems and the implementation of new payroll, human resources, and benefits management systems. The implementation of the new system commenced in July 2008, was scheduled to be completed by 2009 and was expected to cost approximately $26.2 million.
On June 13, 2008, the Company entered into an additional Statement of Work with IBM, for the upgrade and migration of OneSource to ABM’s J.D. Edwards platform. The project was scheduled to be completed in February 2009 and was expected to cost approximately $3.5 million.
On September 18, 2008, the Company signed a Project Change Request related to the J.D. Edwards upgrade and implementation, which added additional customized features to the original project. Expected cost for these services was approximately $0.6 million.
As the contracted IBM services significantly modify and/or develop software to solely meet the Company’s needs, the Company accounted for the costs incurred under this arrangement in accordance with ASC 350-40 “Internal-Use Software” (ASC 350-40). Accordingly, the Company expensed the costs associated with the preliminary project and post-implementation phases, and capitalized costs associated with application development.
IV. Contract Change Request (OneSource Data Center), dated March 10, 2008
As a result of the increase in IT outsourcing needs related to the Company’s acquisition of OneSource, on March 10, 2008, the Company entered into an agreement with IBM, executed under the MSA, to transfer the OneSource operational IT systems to IBM’s data center. The transfer was scheduled to be completed by August 31, 2009. The cost of services to be provided by IBM was expected to be approximately $8.8 million. As the scheduled contractual payments and the related services to be provided decreased over the term of the arrangement (consistent with the transition of One Source data center activities to the Company’s legacy data center), amounts were expensed as incurred.

Note 13 — Discontinued Operations, pages 61-62
5.
We note that you recorded $4.5 million in impairment charges during the second quarter of 2008 related to your Lighting division. We further note that you recognized a $3.5 million loss on the sale of your Lighting division in the fourth quarter of 2008 in addition to the impairment charge. Please tell us the specific factors that resulted in the impairment during the second quarter of 2008.

Response
As discussed in the response to Comment 6 below, the Company held preliminary discussions with several third parties during 2007 concerning potential transactions involving the Lighting division. During the second quarter of 2008, the Company had advanced its negotiations with Sylvania Lighting Services Corp (“Sylvania”) to the point at which it became evident that impairment of the Lighting reporting unit existed (i.e., it became apparent that the reporting unit would more-likely-than-not be sold below its carrying amount).
The Company measured and recognized an impairment charge of $4.5 million, during the quarter ended April 30, 2008 (in accordance with ASC 350-20-35 “Goodwill”) based upon a preliminary offer from Sylvania to purchase substantially all of the Lighting division’s assets (exclusive of trade and other receivables and certain other assets) for $34.6 million. Upon closing of the sale to Sylvania on October 31, 2008, the Company recognized a loss primarily due to (i) finalization of the negotiated sales price, (ii) closing costs, and (iii) finalization of income tax accounting for the sale.
We supplementally inform the staff that the Company concluded that the Lighting reporting unit did not meet the criteria for classification as held for sale as of April 30, 2008, primarily because, at that time (i) management did not have board authorization to approve or commit to a sale, and (ii) a sale was not yet deemed to be probable.
6.
Furthermore, we note that you performed an impairment test on your goodwill in the fourth quarter of FY 2007 and concluded that your goodwill was not impaired. Please advise us if the lighting reporting unit was at risk of failing step one of the impairment test as of October 31, 2007. Tell us if the fair value was substantially in excess of the carrying value and tell us the percentage of the excess. Also, describe how you validated the carrying value of your goodwill as of October 31, 2007 including a discussion of your valuation methods, the weighting of those methods, and the significant assumptions used.

Response
The Company did not believe that the Lighting reporting unit was at risk of failing step one of its annual goodwill impairment test as of October 31, 2007, because the estimated fair value of the reporting unit was substantially (between 12% and 21%) in excess of its carrying amount (approximately $82.4 million, inclusive of trade and other receivables and certain other assets (aggregating approximately $62.8 million) which were ultimately not included in the subsequent sale to Sylvania).
The Company estimated the fair value of the Lighting reporting unit considering (i) a discounted cash flow model prepared by a third-party appraiser, and (ii) discussions with third-parties about a potential transaction.
Discounted Cash Flow Model
The estimated fair value of the Lighting reporting unit using a discounted cash flow model was $92 million to $100 million. In applying this methodology, the cash flow available for distribution was estimated for a finite period of years. Cash flow available for distribution was defined, for purposes of this analysis, as the amount of cash that could be distributed without impairing future profitability or operations of the Lighting reporting unit. The cash flow available for distribution and the terminal value were then discounted to present value to derive an indication of value of the business enterprise for the Lighting reporting unit.
The significant assumptions used in the discounted cash flow model (described below) were derived directly from the 2008 annual budget presented to the Company’s Board of Directors, and its future operational and strategic plans, which represented the best estimate of the Company’s expectations of future operating results at that time.
•
Revenue was estimated to increase from $114.0 million in 2008 to $246.1 million in 2020, representing a CAGR of 6.6% over the estimation period. On a year-over-year basis, revenue growth was expected to increase from (0.2)% in 2008 to 7.0% in 2009 through 2018. The growth rates then trended downward to 5.5% in 2019 and 4.0% in 2020.

•	Cost of Goods Sold, as a percentage of revenue, was estimated to decline slightly from 74.8% in 2008 to 73.8% in 2009, before decreasing slightly over the period of estimation to 72.7% in 2020.
•	Selling and Marketing as a percentage of revenue was estimated to decrease over the estimated period from 5.1% in 2008 to 2.5% in 2020.
•	General and Administrative as a percentage of revenue was estimated to decline over the estimation period from 17.0% in 2008 to 9.5% in 2020.
•
Depreciation and amortization expense as a percentage of revenue was estimated to range from 0.9% to 1.6%. The estimation was based upon Lighting’s current fixed asset balances, expected future capital additions, a remaining life of three years for existing fixed assets and a life of five years for capital additions.

•	Tax expense was estimated at an effective tax rate of 37.5% of pretax income.

•	Debt-free net working capital was estimated to remain at 25.0% of revenue throughout the estimation period.
•
A discount rate of 15.0% was used to discount to present value the debt-free cash flows available for distribution and the terminal values. The discount rate was determined by the summation of a 90.0% weighting of the total cost of equity and a 10.0% weighting of the after tax cost of debt.

•
Terminal Year Growth Factor - Debt-free cash flows were estimated into perpetuity based on a constant growth model in which the growth rate declines linearly between the end of forecast period and the terminal period. The debt-free cash flow estimated in the discount cash flow analysis was normalized into perpetuity based on a terminal year growth factor of 4.0%.

Discussions with Third-Parties
Although the Company had not determined to sell its Lighting division during 2007, the Company held preliminary discussions with several third parties concerning potential transactions involving the division. Based upon these discussions there were no indicators that a reasonable offer from a third party would be below its carrying amount. These discussions included the receipt of one informal offer from a third-party individual to purchase substantially all of the division’s assets. The Company’s evaluation of this preliminary offer resulted in its conclusion that the potential buyer would likely be unable raise appropriate financing. Accordingly, no weight was placed on the informal offer in estimating fair value.
7.
Tell us if any of the remaining reporting units that were not impaired were at risk of failing step one of the impairment test as of October 31, 2008. Tell us if the fair value of any of the reporting units was not substantially in excess of the carrying value. If any of the reporting units were at risk, tell us the percentage by which the fair value exceeded the carrying amount and describe the methods and key assumptions used to determine that that goodwill associated with the reporting units was not impaired as of October 31, 2008.

Response
In May 2008, we changed the timing of our annual goodwill impairment testing from the end of the fourth quarter (October 31) to the beginning of the fourth quarter (August 1). As of August 1, 2008, the fair values of each of the Company’s reporting units (i.e., Janitorial, Parking, Security and Engineering) were substantially in excess of their respective carrying values shown in the following table:

			% Excess over
	Fair Value - Low	Fair Value - High	Carrying value
	(in thousands)
Janitorial	$1,439,000	$1,599,000	121% - 146%
Parking	214,000	235,000	386% - 434%
Security	132,000	153,000	52% - 76%
Engineering	170,000	186,000	375% - 420%
The Company’s market capitalization as of August 1, 2008, was approximately $1.2 billion. Subsequent to August 1, 2008 through December 22, 2008 (date the Form 10-K was filed), it was noted that the Company’s stock price decreased from $24.24 at August 1, 2008 to $16.33 at October 31, 2008 and $17.85 at December 22, 2008. As a result, a valuation sensitivity analysis was performed to determine the potential implications of the decline in the Company’s market capitalization to its estimate of the fair value of its reporting units. Based upon the sensitivity analysis, the Company determined that the noted reduction in its market capitalization would not reduce the fair value of any of the reporting units below their carrying amounts as of October 31, 2008. Further, it should be noted that at no point during the period from August 1, 2008 to October 31, 2008 did the Company’s market capitalization fall below its carrying amount as of October 31, 2008. No other events or circumstances were noted that would indicate that the fair value of any reporting unit was below its carrying amount as of October 31, 2008. Accordingly, the Company did not believe that any of its reporting units were at risk of failing step one of the impairment test as of August 1, 2008 or October 31, 2008.
Note 20 — Subsequent Event, page 65
8.	We note that you and your third party administrator settled an outstanding claim in November 2008. Please tell us what consideration you gave to recording the $9.8 million benefit during FY 2008.
Response
In accounting for this gain contingency, the Company followed ASC 450-30-25-1, which states “Contingencies that might result in gains usually are not reflected in the accounts since to do so might be to recognize revenue prior to it realization.”

The Company entered into an agreement to settle its claim against a third-party administrator in November 2008. Accordingly, no consideration was given to record the $9.8 million settlement benefit in 2008, since the gain contingency was settled subsequent to 2008. The settlement amount of $9.8 million was received in January 2009 and thus recorded in the three months ended January 31, 2009.
On behalf of the Company, the undersigned hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings it makes with the Securities and Exchange Commission;
•
Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
As our fiscal year ended on October 31st and we normally release earnings in early to mid December, we would appreciate it if you would let us know whether we can assist with your review of this letter, or if you have any questions with respect to any of the information in this letter, as soon as possible. You can telephone me at 212-297-9871. My fax number is 212-922-0610.
Very truly yours,
/s/ James Lusk
James Lusk
Executive Vice President & Chief Financial Officer